CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

[redacted]

03037357

November 3, 2003

SEC MAIL PROCESSING
RECEIVED
NOV 12 2003
WASH. D.C. 187 SECTION

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

We also enclose the First Quarter Report containing the Company's interim financial statements for the period ended August 31, 2003.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

11/17

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX **FOR IMMEDIATE RELEASE**

CI Funds completes acquisition of Synergy Asset Management

TORONTO (October 6, 2003) – CI Fund Management Inc. ("CI") today completed its acquisition of Synergy Asset Management Inc. ("Synergy").

The transaction adds Synergy's 24 mutual funds with over $1.5 billion in assets to CI's lineup. As a result, CI now has approximately $31.7 billion in mutual and segregated funds for a total of $37.0 billion in fee-earning assets.

CI paid $94.3 million in cash and issued 1,655,874 CI common shares for Synergy. The total gross value of the purchase is approximately $116 million based on CI's share price of $13.40 at the time of the announcement of the transaction on August 22, 2003. However, CI will utilize the $55 million in tax losses on Synergy's books for a net transaction value of $96 million. In connection with the transaction, Sun Life Assurance Company of Canada has exercised its pre-emptive rights by subscribing for 860,652 common shares to maintain its ownership interest in CI at approximately 33.9%.

"The Synergy Funds, with their well-known brand and leading performance, are an excellent fit with the CI lineup and they have continued to record positive net sales since the transaction was announced," said William T. Holland, CI President and Chief Executive Officer. In addition, Synergy President and Chief Executive Officer Joseph C. Canavan has joined CI as Executive Vice-President in charge of CI's distribution strategy.

"While this marks the end of an era, I'm pleased and excited about the future of Synergy in the hands of CI and its proven ability to maximize shareholder value," Mr. Canavan said. "I am looking forward to meeting the challenges in developing a new distribution strategy for a larger, stronger CI."

Effective today, all of Synergy's activities have been relocated to CI's offices and integrated into CI's operations, which represents the fastest integration CI has achieved to date. The exception is the transfer agency, and its functions are scheduled to be transferred to CI in November. At that time, CI and Synergy securityholders will be able to switch freely among funds in the two families. The portfolios of the Synergy Mutual Funds continue to be managed by the same portfolio advisers.

"CI has moved quickly to integrate the operations of Synergy and realize the financial benefits of the transaction for CI and for the securityholders in the Synergy Funds," Mr. Holland said. "We anticipate that within a year, we will have reduced the operating expenses component of the

Synergy Funds' MERs by about 50%, demonstrating the benefits of CI's economies of scale to securityholders."

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, segregated funds and hedge funds. CI is on the Web at www.cifunds.com.

This press release contains forward-looking statements with respect to the company, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information, contact:
William T. Holland
President and CEO
CI Fund Management Inc.
Tel.: 416-364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: CIX

FOR IMMEDIATE RELEASE

CI FUND MANAGEMENT INC. REPORTS FIRST QUARTER RESULTS

Toronto (October 8, 2003) - CI Fund Management Inc. today released unaudited financial results for the three months ended August 31, 2003.

REVIEW OF THE THREE MONTH PERIOD ENDED AUGUST 31			
HIGHLIGHTS	2003 (millions except per share amounts)	2002 (millions except per share amounts)	% change
Total Fee-Earning Assets	$35,431	$35,031	1.1
Mutual/Seg Fund Assets	$30,295	$30,197	0.3
Total Revenues	$152.3	$130.4	16.8
Net Income	$43.5	$17.5	148.6
Earnings Per Share	$0.19	$0.09**	111.1
EBITDA*	$81.4	$77.2	5.4
EBITDA* Per Share	$0.35	$0.38**	-7.9

*EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and analysts prefer to analyze CI's results based on this performance measure.

**During the three month period ended August 31, 2002, stock options were share-settled and the diluted earnings per share and diluted EBITDA per share were calculated using the treasury stock method. On April 9, 2003, CI introduced a cash settlement alternative to its stock option plan. For the three month period ended August 31, 2003, there is no dilutive effect as CI accounts for its stock options as a liability.

Market Review

In the first quarter of CI's fiscal 2004, which ended August 31, 2003, markets experienced their best gains in years, leading many investors to believe the bear market that began over three years ago had ended. During the quarter, the S&P/TSX Composite Index posted a return of 10.0%, the S&P 500 Index rose 6.2%, the Dow Jones Industrial Average rose 8.2%, the Nasdaq rose 14.8% and the MSCI World Index rose 7.3%. In addition, the Canadian dollar weakened slightly during the quarter, falling 1.4% from $0.73 to $0.72. This reversed some of its gains from the prior quarter and increased the value of foreign investments for Canadian investors.

Positive market returns for the quarter and the previous two months strengthened investor sentiment and overall mutual fund sales. Though the industry experienced net redemptions in June, July and August 2003, as reported by the Investment Funds Institute of Canada (IFIC), the trend was clearly improving compared with what had persisted for most of fiscal 2003.

Operating Review

CI's total fee-earning assets at August 31, 2003, were $35.4 billion, up 1.1% from $35.0 billion at August 31, 2002, and up 6.9% from $33.1 billion at May 31, 2003. Market appreciation was the primary contributor to the increase in fee-earning assets, offset in part by net redemptions of CI funds.

At August 31, 2003, CI's fee-earning assets of $35.4 billion were comprised of $30.3 billion in mutual and segregated funds ($30.2 billion at August 31, 2002), $4.2 billion in institutional assets ($3.9 billion at August 31, 2002), and $903 million in other fee-earning assets ($964 million at August 31, 2002). The increase in institutional assets was a result of winning additional mandates combined with market gains. The $30.3 billion in mutual and segregated funds included $1.4 billion in Class I funds (for which CI negotiates the management fees with clients) and $131 million in Class F funds (which have reduced management fees, but pay no trailer fees to financial advisers). At August 31, 2002, Class I and Class F funds had $1.4 billion and $124 million in assets, respectively.

CI's assets as reported to IFIC were $29.0 billion at August 31, 2003. This figure is $1.3 billion below CI's actual mutual and segregated fund assets because IFIC does not include segregated funds in its totals. Segregated funds generate revenues for CI at levels similar to mutual funds and must be included when evaluating CI's asset levels.

Average mutual and segregated fund assets for the quarter were $29.4 billion, up 6.1% from $27.7 billion for the quarter ended May 31, 2003, and up 23.5% from $23.8 billion for the quarter ended August 31, 2002.

CI had net redemptions during the quarter of $30.7 million. This compares with $241.6 million of net redemptions for the quarter ended August 31, 2002, and $320.4 million of net redemptions in the quarter ended May 31, 2003.

Despite the improved market sentiment, investors in general were still cautious about investing additional money into equity mutual funds. Funds that continued to have positive net sales included the Harbour Funds under Gerry Coleman, the Signature Corporate Bond Fund and Signature High Income Fund within the Signature Funds group, and the year-old CI Value Trust Fund managed by Bill Miller of Legg Mason Funds Management, Inc.

During the quarter, CI continued to be one of the industry's leaders for performance, as measured by Morningstar fund rankings. As at August 31, 2003, CI had 17 funds with the top five-star rating, maintaining its position of being ranked either first or second in the industry over the past 12 months. Of note is the CI Value Trust Fund, which was 900 basis points ahead of the S&P 500 Index. This fund replicates the Legg Mason Value Trust and is well positioned to beat the S&P 500 Index for a record 13 consecutive years.

During the first quarter of fiscal 2004, CI continued efforts to streamline its product lineup and completed the merger of 45 funds on September 2, 2003. This follows the merger of 33 funds in October 2002 and completes much of the rationalization of funds subsequent to CI's acquisition of Spectrum and Clarica Diversico. By merging funds, CI has simplified its product lineup and created cost efficiencies that are passed onto unitholders through reduced operating expenses.

In addition, CI continued to improve the client services and administration support it provides the 4,000 Clarica advisers and managers. For example, CI recently introduced CI Analyzer, a software package that provides an integrated portfolio design system at the client level.

On August 21, 2003, CI announced that it had reached an agreement to purchase Skylon Capital Corp., a firm specializing in labour-sponsored funds and structured products. At closing, expected to be in October 2003, CI will pay total consideration of approximately $32 million, consisting of $15.5 million in cash and 1.2 million common shares of CI. Skylon has approximately $5.5 million of available tax losses. Skylon's assets under management consist of approximately $166 million in labour-sponsored funds and $495 million in structured products.

On August 22, 2003, CI announced it had reached an agreement to purchase Synergy Asset Management Inc., a firm with 24 mutual funds, and the Canadian business of Assante Corporation, a firm that distributes financial products through its 1,000 financial advisers and which also has its own asset management business.

The acquisition of Synergy, which has total mutual fund assets of approximately $1.5 billion, closed on October 6, 2003. CI paid total consideration of $116 million, consisting of $94 million in cash and 1.66 million common shares of CI. Synergy has approximately $55 million of available tax losses.

Assante Canada has $17 billion in assets under administration, including $7 billion in assets under management. CI will pay $846 million in the form of $274.6 million in cash and 42.62 million common shares of CI. The cash payment will be reduced by any debt outstanding at closing. The transaction is expected to close in November 2003.

Like CI, Skylon, Synergy and Assante do not have pension plans.

In order to maintain its 34% interest in CI after the issuance of CI shares to purchase Skylon, Synergy and Assante, Sun Life Financial Inc. will subscribe for a total of 21.6 million common shares of CI for total consideration of $277.5 million in cash. CI will use the cash to fund in part the $384.4 million cash component of the above transactions.

Financial Review

Three months ended August 31, 2003

Total revenues for the quarter ended August 31, 2003, were $152.3 million, compared with $130.4 million in the prior year – an increase of 16.8%. The increase resulted primarily from the additional revenues produced by the mutual fund and segregated fund assets acquired with Spectrum and Clarica Diversico.

The most significant component of revenues for the quarter was management fees, which increased by 25.3% from $109.7 million in the first quarter of fiscal 2003 to $137.5 million in fiscal 2004.

Administration fees and other income fell 34.2% from $7.3 million to $4.8 million, primarily due to decreased revenues from third-party processing (nil versus $2.8 million in fiscal 2003). CI discontinued its third-party processing business in mid-fiscal 2003. Revenues from institutional assets at CI's U.S. subsidiaries remained unchanged at $4.3 million for the quarter.

Redemption fees for the quarter decreased from $13.2 million to $9.7 million in fiscal 2003, due to a decline in overall redemptions of CI funds and to the fact that assets subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

There were no performance fees generated during the quarter, as performance fees are generally calculated on a calendar year basis. CI realized a net gain of $0.3 million on marketable securities as a result of certain seed capital investments in the funds.

Selling, general and administrative expenses rose 50.4% from $24.6 million to $37.0 million. The largest component of the selling, general and administrative expenses are expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $20.0 million to $23.7 million. The increase in the cost of fund operations reflected the additional cost of Spectrum and Clarica Diversico assets acquired in fiscal 2003; however, due to achieving cost synergies, the 18.5% cost increase was significantly below the 23.5% increase in average assets for the same period – which means that fund operating costs as a percentage of assets declined from the prior year. Compared with the quarter ended May 31, 2003, fund operating expenses declined 1.4%, while fund assets rose 6.1%.

The second-largest component of selling, general and administrative expenses was $11.6 million related to the accrual for option expense (nil in 2003). Under the accounting rules for options with a cash settlement election, the potential cash payment is accrued over the vesting period of the option, adjusted

for any payments made. The $11.6 million expense reflected a 12.8% increase in the price of CI common shares from $11.90 at May 31, 2003, to $13.42 at August 31, 2003.

Net selling, general and administrative expenses rose from $4.6 million in fiscal 2003 to $13.3 million in fiscal 2004. The increase is due to $9.1 million related to option expense as described above. Excluding the option expense, net SG&A expenses declined slightly from the prior year.

Investment adviser fees decreased 1.7% from $11.9 million in fiscal 2003 to $11.7 million in fiscal 2004. The decrease, which compares with a 23.5% increase in average assets, was achieved through cost efficiencies realized by rationalizing investment management activities and changes to existing contracts.

Trailer fees rose from $30.7 million in fiscal 2003 to $39.3 million in fiscal 2004, an increase of 28.0%. This exceeded the increase in average mutual and segregated fund assets due to the high percentage of front-end-load assets in the former Clarica Diversico funds relative to the CI funds. Front-end-load assets generally pay trailer fees at a higher level than deferred-load assets, but do not require the payment of commissions up front.

Distribution fees to limited partnerships declined from $2.0 million to $1.5 million due to the redemption of assets that had commissions funded by the limited partnerships. CI has not financed commissions with limited partnerships since 1994; however, BPI Financial Corporation, which CI acquired in 1999, used limited partnerships until 1997.

Amortization of deferred sales commissions fell from $47.3 million to $6.7 million. The decline reflected the completion of amortization of the majority of the deferred sales commissions from CI's record industry-leading sales in fiscal 2000 and the revision, commencing on June 1, 2003, of CI's accounting estimate for the period of amortization of deferred sales commissions from 36 months to 84 months. The revised period was determined by management to be consistent with the period over which CI currently benefits from the sales commission paid and improves the comparability of CI's financial results with other companies.

Interest expense increased from $1.0 million in fiscal 2003 to $1.6 million in fiscal 2004 because of higher levels of debt associated with CI's investment in shares of Assante.

Other expenses increased from $3.2 million in fiscal 2003 to $4.1 million in fiscal 2004. These include expenses related to the management of institutional assets at CI's U.S. subsidiaries, which were unchanged from the prior year at $2.3 million; reduced expenses associated with CI's third-party processing business (nil down from $0.7 million in the prior year); and miscellaneous expenses related to strategic activities of $1.8 million ($0.6 million in the prior year).

Income before taxes was $72.7 million for the quarter ended August 31, 2003, an increase of 156.0% from $28.4 million the prior year.

Net income for the period was $43.5 million ($0.19 per share), compared with net income of $17.5 million ($0.09 per share) in the prior year. The $26 million increase in net income resulted from the

increase in the overall profitability of CI and the reduction in the amount of amortization of deferred sales commissions.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $81.4 million ($0.35 per share) for the quarter, an increase of 5.4% from $77.2 million ($0.39 per share) in fiscal 2002. EBITDA, free cash flow and operating margin are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to analyze CI's results using these performance measures.

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $43.5 million, up 15.4% from $37.7 million in the prior fiscal year and approximately 1.9 times the $23.5 million dividend ($0.10 per share) paid on September 15, 2003.

CI's operating margin (management fees less trailer fees, investment adviser fees and net selling, general and administrative expenses as a percentage of average mutual fund assets, but excluding the effect of the option expense as described above) was 1.11% for the quarter, up from 1.04% in the prior year and consistent with the 1.11% in the fourth quarter of fiscal 2003. (Although the option expense is a compensation cost, the expense is based on an accrual affected by the price of CI shares at the end of the quarter and therefore subject to volatility that may distort the actual cost that may be incurred over the life of the options.) The increase from the prior year was attributable to an increase in management fees, which rose from 1.83% to 1.86%, reflecting the higher management fees from the Clarica Diversico assets; lower net SG&A, which declined from 0.08% to 0.06%; and lower investment adviser fees, which declined from 0.20% to 0.16%. These changes were offset in part by trailer fees that increased from 0.51% to 0.53%.

Financial Position

Debt, net of cash and marketable securities, was $70.3 million, down from $130.1 million at August 31, 2002. The debt was reduced using surplus cash from operations after the payment of dividends and repurchase of shares.

In the first quarter of fiscal 2004, CI spent $11.9 million to repurchase 1.0 million shares at an average price of $11.54 per share. On August 31, 2003, CI shares closed at $13.42 on the Toronto Stock Exchange.

At August 31, 2003, CI had $70.2 million in marketable securities, of which the largest investment was a $62.0 million investment in common shares of Assante Corporation (market value $75.3 million). The value of all marketable securities generally fluctuates with overall market levels. The remaining investments are primarily hedge fund and mutual fund seed investments.

At August 31, 2003, 60% of CI's mutual fund assets had been financed on a deferred- sales-commission basis with terminal redemption fees of $689.7 million.

In August 2003, CI sold its 55% interest in CI Global Advisors LLP and its 45% interest in Trilogy Advisors, LLC to William Sterling and his associates. In connection with this sale, CI entered into a revised sub-advisory agreement between CI and Trilogy at a fee rate lower than under the agreement that existed prior to the sale.

Outlook

At the time of this report, the acquisition of Synergy has closed and the Skylon acquisition is expected to close within a week. CI is moving quickly to achieve the necessary cost reductions to ensure the acquisitions meet financial targets. Since the announcement of the transactions, market appreciation has had a favourable effect on the assets of Synergy, while Skylon is positioned to complete a structured financing that will increase overall assets under management by about 15%. Though the Assante transaction is not scheduled to close until mid-November 2003, every effort is being made by CI to facilitate an effective transition.

Free cash flow is expected to continue to significantly exceed CI's requirements for funding new sales in the foreseeable future, resulting in surplus funds being available to repurchase shares under CI's normal course issuer bid (expected to be renewed at the end of fiscal 2004), to pay dividends and to meet any cash required for operations.

However, CI estimates that if the newly elected government of Ontario carries through with plans to increase corporate taxes in Ontario to 14% and eliminate currently legislated corporate tax reductions, CI's effective tax rate would be 1.2 percentage points higher than expected in fiscal 2004 and 3.5 percentage points higher than expected in fiscal 2005. The effect on CI would be to reduce earnings per share by approximately $0.02 in fiscal 2004 and $0.06 in fiscal 2005.

The Board of Directors declared a quarterly cash dividend of $0.10 per common share payable on December 15, 2003, to shareholders of record on December 1, 2003.

For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
Telephone: (416) 364-1145

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the three months ended August 31 (unaudited)

(thousands of dollars, except per share amounts)	2003	2002
REVENUE		
Management fees	**137,517**	109,650
Administration fees and other income	**4,818**	7,282
Redemption fees	**9,736**	13,182
Gain on sale of marketable securities	**259**	245
	152,330	130,359
EXPENSES		
Selling, general and administrative	**37,004**	24,567
Less: expenses recovered from funds	**23,656**	19,975
Net selling, general and administrative	**13,348**	4,592
Investment adviser fees	**11,676**	11,867
Trailer fees	**39,334**	30,694
Distribution fees to limited partnerships	**1,452**	2,036
Amortization of deferred sales commissions	**6,725**	47,312
Interest	**1,627**	1,018
Other	**4,150**	3,250
	78,312	100,769
Minority interest	**1,344**	1,172
Income before income taxes	**72,674**	28,418
Provision for income taxes		
Current	**24,956**	23,112
Future	**4,242**	(12,215)
	29,198	10,897
Net income for the period	**43,476**	17,521
Deficit, beginning of period	**(305,932)**	(236,690)
Cost of shares repurchased in excess of stated value	**(7,776)**	(68,640)
Dividends declared	**(18,842)**	(8,475)
Deficit, end of period	**(289,074)**	(296,284)
Earnings per share	**0.19**	0.09
Diluted earnings per share	**0.19**	0.09

CI Fund Management Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended August 31 (unaudited)

(thousands of dollars)	**2003**	2002
OPERATING ACTIVITIES		
Net income for the period	**43,476**	17,521
Add (deduct) items not involving cash		
Amortization of capital assets and deferred lease inducements	**368**	434
Future income taxes	**4,242**	(12,215)
Amortization of deferred sales commissions	**6,725**	47,312
Gain on sale of marketable securities	**(259)**	(245)
Stock-based compensation	**9,227**	—
Minority interest	**1,344**	1,172
Operating cash flow	**65,123**	53,979
Net change in non-cash working capital balances related to operations	**8,090**	(51,349)
Cash provided by operating activities	73,213	2,630
INVESTING ACTIVITIES		
Additions to capital assets	**(238)**	(112)
Purchase of marketable securities	**(24,902)**	(43,624)
Proceeds on sale of marketable securities	**5,714**	4,742
Sales commissions	**(20,284)**	(15,150)
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs	**—**	9,744
Cash used in investing activities	(39,710)	(44,400)
FINANCING ACTIVITIES		
Long-term debt	**(2,000)**	131,000
Repurchase of share capital	**(11,880)**	(82,226)
Issuance of share capital	**36**	1,307
Distributions to minority interest	**(1,114)**	(1,514)
Dividends paid to shareholders	**(18,842)**	(8,475)
Cash provided by (used in) financing activities	(33,800)	40,092
Net decrease in cash during the period	**(297)**	(1,678)
Cash, beginning of period	**1,773**	3,108
Cash, end of period	1,476	1,430

CI Fund Management Inc.

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)	As at August 31, 2003 (unaudited) $	As at May 31, 2003 $
ASSETS		
Current		
Cash	**1,476**	1,773
Marketable securities	**70,236**	50,789
Accounts receivable and prepaid expenses	**41,298**	41,143
Income taxes recoverable	**5,303**	6,090
Future income taxes	**13,029**	9,932
Total current assets	**131,342**	109,727
Capital assets	**4,435**	4,689
Deferred sales commissions, net of accumulated amortization of $239,729 (May 31, 2003 - $233,003)	**159,434**	145,876
Fund management contracts	**432,582**	432,582
Goodwill	**329,680**	329,680
Other assets	**3,275**	3,096
	1,060,748	1,025,650
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**51,413**	42,014
Stock-based compensation	**40,386**	31,223
Current portion of long-term debt	**32,542**	24,000
Total current liabilities	**124,341**	97,237
Deferred lease inducements	**3,088**	3,213
Long-term debt	**109,458**	120,000
Future income taxes	**176,992**	169,653
Total liabilities	**413,879**	390,103
Minority interest	**1,289**	2,822
Shareholders' equity		
Share capital	**934,654**	938,657
Deficit	**(289,074)**	(305,932)
Total shareholders' equity	**645,580**	632,725
	1,060,748	1,025,650

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES INITIAL DISTRIBUTION TO UNITHOLDERS

Toronto, October 15, 2003 - DDJ U.S. High Yield Fund (the "Fund") announced today its expected initial distribution to unitholders.

Rate: $0.125 per unit

Payable Date: November 14, 2003

Record Date: October 31, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

THIS IS ONLY AN ESTIMATE BASED ON CURRENT MARKET CONDITIONS AND IS SUBJECT TO CHANGES BASED ON THE ACTUAL FINANCIAL RESULTS FOR THE FUND.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES INITIAL DISTRIBUTION TO UNITHOLDERS

Toronto, October 31, 2003 - DDJ U.S. High Yield Fund (the "Fund") announced today its initial distribution to unitholders. The distribution will consist of a return of capital.

Rate:	$0.125 per unit
Payable Date:	November 14, 2003
Record Date:	October 31, 2003

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 364-1145

j:\cvb\funds\ddj\distrib\ddj-us\2003\october\press1031.dot

82-4994



CI Fund Management Inc. Q1 Report

August 31, 2003



FINANCIAL HIGHLIGHTS

AUGUST 31,



(thousands of dollars, except per share amounts)	**2003**	2002	% change
Total fee-earning assets, end of period	**35,431,453**	35,031,393	+1
Mutual/segregated fund assets under management, end of period	**30,295,145**	30,197,248	0
Average mutual/segregated fund assets under management	**29,416,693**	23,756,330	+24
Total gross sales of mutual/segregated funds	**953,835**	837,032	+14
Total redemptions of mutual/segregated funds	**984,569**	1,078,649	-9
Total net sales of mutual/segregated funds	**(30,734)**	(241,617)	n/a
Redemption value of mutual/segregated funds	**689,703**	749,691	-8
Earnings per share	**0.19**	0.09**	+111
EBITDA* per share	**0.35**	0.38**	-8
Dividends per share	**0.08**	0.05	+60
Total revenues per share	**0.65**	0.66	-2
Common shares outstanding, end of period	**234,503,448**	234,462,783	0

*EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP (generally accepted accounting principles) earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and analysts prefer to analyze CI's results based on this performance measure.

**During the three month period ended August 31, 2002, stock options were share-settled and the diluted earnings per share and diluted EBITDA per share were calculated using the treasury stock method. On April 9, 2003, CI introduced a cash settlement alternative to its stock option plan. For the three month period ended August 31, 2003, there is no dilutive effect as CI accounts for its stock options as a liability.

DEAR SHAREHOLDERS:

MARKET REVIEW

In the first quarter of CI's fiscal 2004, which ended August 31, 2003, markets experienced their best gains in years, leading many investors to believe the bear market that began over three years ago had ended. During the quarter, the S&P/TSX Composite Index posted a return of 10.0%, the S&P 500 Index rose 6.2%, the Dow Jones Industrial Average rose 8.2%, the Nasdaq rose 14.8% and the MSCI World Index rose 7.3%. In addition, the Canadian dollar weakened slightly during the quarter, falling 1.4% from $0.73 to $0.72. This reversed some of its gains from the prior quarter and increased the value of foreign investments for Canadian investors.

Positive market returns for the quarter and the previous two months strengthened investor sentiment and overall mutual fund sales. Though the industry experienced net redemptions in June, July and August 2003, as reported by the Investment Funds Institute of Canada (IFIC), the trend was clearly improving compared with what had persisted for most of fiscal 2003.

OPERATING REVIEW

CI's total fee-earning assets at August 31, 2003, were $35.4 billion, up 1.1% from $35.0 billion at August 31, 2002, and up 6.9% from $33.1 billion at May 31, 2003. Market appreciation was the primary contributor to the increase in fee-earning assets, offset in part by net redemptions of CI funds.

At August 31, 2003, CI's fee-earning assets of $35.4 billion were comprised of $30.3 billion in mutual and segregated funds ($30.2 billion at August 31, 2002), $4.2 billion in institutional assets ($3.9 billion at August 31, 2002), and $903 million in other fee-earning assets ($964 million at August 31, 2002). The increase in institutional assets was a result of winning additional mandates combined with market gains. The $30.3 billion in mutual and segregated funds included $1.4 billion in Class I funds (for which CI negotiates the management fees with clients) and $131 million in Class F funds (which have reduced management fees, but pay no trailer fees to financial advisers). At August 31, 2002, Class I and Class F funds had $1.4 billion and $124 million in assets, respectively.

CI's assets as reported to IFIC were $29.0 billion at August 31, 2003. This figure is $1.3 billion below CI's actual mutual and segregated fund assets because IFIC does not include segregated funds in its totals. Segregated funds generate revenues for CI at levels similar to mutual funds and must be included when evaluating CI's asset levels.



WILLIAM T. HOLLAND
President and Chief Executive Officer

Average mutual and segregated fund assets for the quarter were $29.4 billion, up 6.1% from $27.7 billion for the quarter ended May 31, 2003, and up 23.5% from $23.8 billion for the quarter ended August 31, 2002.

CI had net redemptions during the quarter of $30.7 million. This compares with $241.6 million of net redemptions for the quarter ended August 31, 2002, and $320.4 million of net redemptions in the quarter ended May 31, 2003.

Despite the improved market sentiment, investors in general were still cautious about investing additional money into equity mutual funds. Funds that continued to have positive net sales included the Harbour Funds under Gerry Coleman, the Signature Corporate Bond Fund and Signature High Income Fund within the Signature Funds group, and the year-old CI Value Trust Fund managed by Bill Miller of Legg Mason Funds Management, Inc.

During the quarter, CI continued to be one of the industry's leaders for performance, as measured by Morningstar fund rankings. As at August 31, 2003, CI had 17 funds with the top five-star rating, maintaining its position of being ranked either first or second in the industry over the past 12 months. Of note is the CI Value Trust Fund, which was 900 basis points ahead of the S&P 500 Index. This fund replicates the Legg Mason Value Trust and is well positioned to beat the S&P 500 Index for a record 13 consecutive years.

During the first quarter of fiscal 2004, CI continued efforts to streamline its product lineup and completed the merger of 45 funds on September 2, 2003. This follows the merger of 33 funds in October 2002 and completes much of the rationalization of funds subsequent to CI's acquisition of Spectrum and Clarica Diversico. By merging funds, CI has simplified its product lineup and created cost efficiencies that are passed onto unitholders through reduced operating expenses.

In addition, CI continued to improve the client services and administration support it provides the 4,000 Clarica advisers and managers. For example, CI recently introduced CI Analyzer, a software package that provides an integrated portfolio design system at the client level.

On August 21, 2003, CI announced that it had reached an agreement to purchase Skylon Capital Corp., a firm specializing in labour-sponsored funds and structured products. At closing, expected to be in October 2003, CI will pay total consideration of approximately $32 million, consisting of $15.5 million in cash and 1.2 million common shares of CI. Skylon has approximately $5.5 million of available tax losses. Skylon's assets under management consist of approximately $166 million in labour-sponsored funds and $495 million in structured products.

On August 22, 2003, CI announced it had reached an agreement to purchase Synergy Asset Management Inc., a firm with 24 mutual funds, and the Canadian business of Assante Corporation, a firm that distributes financial products through its 1,000 financial advisers and which also has its own asset management business.

The acquisition of Synergy, which has total mutual fund assets of approximately $1.5 billion, closed on October 6, 2003. CI paid total consideration of $116 million, consisting of $94 million in cash and 1.66 million common shares of CI. Synergy has approximately $55 million of available tax losses.

Assante Canada has $17 billion in assets under administration, including $7 billion in assets under management. CI will pay $846 million in the form of $274.6 million in cash and 42.62 million common shares of CI. The cash payment will be reduced by any debt outstanding at closing. The transaction is expected to close in November 2003.

Like CI, Skylon, Synergy and Assante do not have pension plans.

"BY MERGING FUNDS, CI HAS SIMPLIFIED ITS PRODUCT LINEUP AND CREATED COST EFFICIENCIES THAT ARE PASSED ONTO UNITHOLDERS THROUGH REDUCED OPERATING EXPENSES."

In order to maintain its 34% interest in CI after the issuance of CI shares to purchase Skylon, Synergy and Assante, Sun Life Financial Inc. will subscribe for a total of 21.6 million common shares of CI for total consideration of $277.5 million in cash. CI will use the cash to fund in part the $384.4 million cash component of the above transactions.

FINANCIAL REVIEW

Three months ended August 31, 2003

Total revenues for the quarter ended August 31, 2003, were $152.3 million, compared with $130.4 million in the prior year – an increase of 16.8%. The increase resulted primarily from the additional revenues produced by the mutual fund and segregated fund assets acquired with Spectrum and Clarica Diversico.

The most significant component of revenues for the quarter was management fees, which increased by 25.3% from $109.7 million in the first quarter of fiscal 2003 to $137.5 million in fiscal 2004.

Administration fees and other income fell 34.2% from $7.3 million to $4.8 million, primarily due to decreased revenues from third-party processing (nil versus $2.8 million in fiscal 2003). CI discontinued its third-party processing business in mid-fiscal 2003. Revenues from institutional assets at CI's U.S. subsidiaries remained unchanged at $4.3 million for the quarter.

Redemption fees for the quarter decreased from $13.2 million to $9.7 million in fiscal 2003, due to a decline in overall redemptions of CI funds and to the fact that assets subject to redemption fees are aging and therefore have lower applicable redemption fee rates.

There were no performance fees generated during the quarter, as performance fees are generally calculated on a calendar year basis. CI realized a net gain of $0.3 million on marketable securities as a result of certain seed capital investments in the funds.

Selling, general and administrative expenses rose 50.4% from $24.6 million

to $37.0 million. The largest component of the selling, general and administrative expenses are expenses incurred in the operation of the mutual and segregated funds (which are recovered from the funds generally as incurred), which rose from $20.0 million to $23.7 million. The increase in the cost of fund operations reflected the additional cost of Spectrum and Clarica Diversico assets acquired in fiscal 2003; however, due to achieving cost synergies, the 18.5% cost increase was significantly below the 23.5% increase in average assets for the same period – which means that fund operating costs as a percentage of assets declined from the prior year. Compared with the quarter ended May 31, 2003, fund operating expenses declined 1.4%, while fund assets rose 6.1%.

The second-largest component of selling, general and administrative expenses was $11.6 million related to the accrual for option expense (nil in 2003). Under the accounting rules for options with a cash settlement election, the potential cash payment is accrued over the vesting period of the option, adjusted for any payments made. The $11.6 million expense reflected a 12.8% increase in the price of CI common shares from $11.90 at May 31, 2003, to $13.42 at August 31, 2003.

Net selling, general and administrative expenses rose from $4.6 million in fiscal 2003 to $13.3 million in fiscal 2004. The increase is due to $9.1 million related to option expense as described above. Excluding the option expense, net SG&A expenses declined slightly from the prior year.

Investment adviser fees decreased 1.7% from $11.9 million in fiscal 2003 to $11.7 million in fiscal 2004. The decrease, which compares with a 23.5% increase in average assets, was achieved through cost efficiencies realized by rationalizing investment management activities and changes to existing contracts.

Trailer fees rose from $30.7 million in fiscal 2003 to $39.3 million in fiscal 2004, an

increase of 28.0%. This exceeded the increase in average mutual and segregated fund assets due to the high percentage of front-end-load assets in the former Clarica Diversico funds relative to the CI funds. Front-end-load assets generally pay trailer fees at a higher level than deferred-load assets, but do not require the payment of commissions up front.

Distribution fees to limited partnerships declined from $2.0 million to $1.5 million due to the redemption of assets that had commissions funded by the limited partnerships. CI has not financed commissions with limited partnerships since 1994; however, BPI Financial Corporation, which CI acquired in 1999, used limited partnerships until 1997.

Amortization of deferred sales commissions fell from $47.3 million to $6.7 million. The decline reflected the completion of amortization of the majority of the deferred sales commissions from CI's record industry-leading sales in fiscal 2000 and the revision, commencing on June 1, 2003, of CI's accounting estimate for the period of amortization of deferred sales commissions from 36 months to 84 months. The revised period was determined by management to be consistent with the period over which CI currently benefits from the sales commission paid and improves the comparability of CI's financial results with other companies.

Interest expense increased from $1.0 million in fiscal 2003 to $1.6 million in fiscal 2004 because of higher levels of debt associated with CI's investment in shares of Assante.

Other expenses increased from $3.2 million in fiscal 2003 to $4.1 million in fiscal 2004. These include expenses related to the management of institutional assets at CI's U.S. subsidiaries, which were unchanged from the prior year at $2.3 million; reduced expenses associated with CI's third-party processing business (nil down from $0.7 million in the prior year); and miscellaneous expenses related to strategic activities of $1.8 million ($0.6 million in the prior year).

> "FREE CASH FLOW IS EXPECTED TO CONTINUE TO SIGNIFICANTLY EXCEED CI'S REQUIREMENTS FOR FUNDING NEW SALES IN THE FORESEEABLE FUTURE,..."

Income before taxes was $72.7 million for the quarter ended August 31, 2003, an increase of 156.0% from $28.4 million the prior year.

Net income for the period was $43.5 million ($0.19 per share), compared with net income of $17.5 million ($0.09 per share) in the prior year. The $26 million increase in net income resulted from the increase in the overall profitability of CI and the reduction in the amount of amortization of deferred sales commissions.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $81.4 million ($0.35 per share) for the quarter, an increase of 5.4% from $77.2 million ($0.39 per share) in fiscal 2002. EBITDA, free cash flow and operating margin are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to analyze CI's results using these performance measures.

Free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $43.5 million, up 15.4% from $37.7 million in the prior fiscal year and approximately 1.9 times the $23.5 million dividend ($0.10 per share) paid on September 15, 2003.

CI's operating margin (management fees less trailer fees, investment adviser fees and net selling, general and administrative expenses as a percentage of average mutual fund assets, but excluding the effect of the option expense as described above) was 1.11% for the quarter, up from 1.04% in the prior year and consistent with the 1.11% in the fourth quarter of fiscal 2003. (Although the option expense is a compensation cost, the expense is based on an accrual affected by the price of CI shares at the end of the quarter and therefore subject to volatility that may distort the actual cost that may be incurred over the life of the options.) The increase from the prior year was attributable to an increase in management fees, which rose from 1.83% to 1.86%,

reflecting the higher management fees from the Clarica Diversico assets; lower net SG&A, which declined from 0.08% to 0.06%; and lower investment adviser fees, which declined from 0.20% to 0.16%. These changes were offset in part by trailer fees that increased from 0.51% to 0.53%.

FINANCIAL POSITION

Debt, net of cash and marketable securities, was $70.3 million, down from $130.1 million at August 31, 2002. The debt was reduced using surplus cash from operations after the payment of dividends and repurchase of shares.

In the first quarter of fiscal 2004, CI spent $11.9 million to repurchase 1.0 million shares at an average price of $11.54 per share. On August 31, 2003, CI shares closed at $13.42 on the Toronto Stock Exchange. At August 31, 2003, CI had $70.2 million in marketable securities, of which the largest investment was a $62.0 million investment in common shares of Assante Corporation (market value $75.3 million). The value of all marketable securities generally fluctuates with overall market levels. The remaining investments are primarily hedge fund and mutual fund seed investments.

At August 31, 2003, 60% of CI's mutual fund assets had been financed on a deferred-sales-commission basis with terminal redemption fees of $689.7 million.

In August 2003, CI sold its 55% interest in CI Global Advisors LLP and its 45% interest in Trilogy Advisors, LLC to William Sterling and his associates. In connection with this sale, CI entered into a revised sub-advisory agreement between CI and Trilogy at a fee rate lower than under the agreement that existed prior to the sale.

OUTLOOK

At the time of this report, the acquisition of Synergy has closed and the Skylon acquisition is expected to close within a week. CI is moving quickly to achieve the necessary cost reductions to ensure the acquisitions meet financial targets. Since the announcement of the transactions, market appreciation has had a favourable effect on the assets of Synergy, while Skylon is positioned to complete a structured financing that will increase overall assets under management by about 15%. Though the Assante transaction is not scheduled to close until mid-November 2003, every effort is being made by CI to facilitate an effective transition.

Free cash flow is expected to continue to significantly exceed CI's requirements for funding new sales in the foreseeable future, resulting in surplus funds being available to repurchase shares under CI's normal course issuer bid (expected to be renewed at the end of fiscal 2004), to pay dividends and to meet any cash required for operations.

However, CI estimates that if the newly elected government of Ontario carries through with plans to increase corporate taxes in Ontario to 14% and eliminate currently legislated corporate tax reductions, CI's effective tax rate would be 1.2 percentage points higher than expected in fiscal 2004 and 3.5 percentage points higher than expected in fiscal 2005. The effect on CI would be to reduce earnings per share by approximately $0.02 in fiscal 2004 and $0.06 in fiscal 2005.

The Board of Directors declared a quarterly cash dividend of $0.10 per common share payable on December 15, 2003, to shareholders of record on December 1, 2003.

WILLIAM T. HOLLAND
President and Chief Executive Officer



CONSOLIDATED STATEMENTS OF
INCOME AND DEFICIT
FOR THE THREE MONTHS ENDED AUGUST 31, (UNAUDITED)

(thousands of dollars, except per share amounts)	**2003**	2002
REVENUE		
Management fees	**137,517**	109,650
Administration fees and other income	**4,818**	7,282
Redemption fees	**9,736**	13,182
Gain on sale of marketable securities	**259**	245
	152,330	130,359
EXPENSES		
Selling, general and administrative	**37,004**	24,567
Less: expenses recovered from funds	**23,656**	19,975
Net selling, general and administrative	**13,348**	4,592
Investment adviser fees	**11,676**	11,867
Trailer fees	**39,334**	30,694
Distribution fees to limited partnerships	**1,452**	2,036
Amortization of deferred sales commissions *[note 1 (a)]*	**6,725**	47,312
Interest	**1,627**	1,018
Other	**4,150**	3,250
	78,312	100,769
Minority interest	**1,344**	1,172
Income before income taxes	**72,674**	28,418
Provision for income taxes		
Current	**24,956**	23,112
Future	**4,242**	(12,215)
	29,198	10,897
Net income for the period	**43,476**	17,521
Deficit, beginning of period	**(305,932)**	(236,690)
Cost of shares repurchased in excess of stated value *[note 2]*	**(7,776)**	(68,640)
Dividends declared	**(18,842)**	(8,475)
Deficit, end of period	**(289,074)**	(296,284)
Earnings per share	**0.19**	0.09
Diluted earnings per share *[note 2 (d)]*	**0.19**	0.09

(see accompanying notes)

CONSOLIDATED STATEMENTS OF
CASH FLOWS

FOR THE **THREE MONTHS** ENDED AUGUST 31, (UNAUDITED)

(thousands of dollars)	2003	2002
OPERATING ACTIVITIES		
Net income for the period	**43,476**	17,521
Add (deduct) items not involving cash		
Amortization of capital assets and deferred lease inducements	**368**	434
Future income taxes	**4,242**	(12,215)
Amortization of deferred sales commissions	**6,725**	47,312
Gain on sale of marketable securities	**(259)**	(245)
Stock-based compensation	**9,227**	—
Minority interest	**1,344**	1,172
Operating cash flow	**65,123**	53,979
Net change in non-cash working capital balances related to operations	**8,090**	(51,349)
Cash provided by operating activities	**73,213**	2,630
INVESTING ACTIVITIES		
Additions to capital assets	**(238)**	(112)
Purchase of marketable securities	**(24,902)**	(43,624)
Proceeds on sale of marketable securities	**5,714**	4,742
Sales commissions	**(20,284)**	(15,150)
Cash acquired on acquisition of Spectrum Investment Management Limited and Clarica Diversico Ltd., net of transaction costs	**—**	9,744
Cash used in investing activities	**(39,710)**	(44,400)
FINANCING ACTIVITIES		
Long-term debt	**(2,000)**	131,000
Repurchase of share capital	**(11,880)**	(82,226)
Issuance of share capital	**36**	1,307
Distributions to minority interest	**(1,114)**	(1,514)
Dividends paid to shareholders	**(18,842)**	(8,475)
Cash provided by (used in) financing activities	**(33,800)**	40,092
Net decrease in cash during the period	**(297)**	(1,678)
Cash, beginning of period	**1,773**	3,108
Cash, end of period	**1,476**	1,430

(see accompanying notes)

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)	As at August 31, 2003 (unaudited)	As at May 31, 2003
ASSETS		
Current		
Cash	**1,476**	1,773
Marketable securities	**70,236**	50,789
Accounts receivable and prepaid expenses	**41,298**	41,143
Income taxes recoverable	**5,303**	6,090
Future income taxes	**13,029**	9,932
Total current assets	**131,342**	109,727
Capital assets	**4,435**	4,689
Deferred sales commissions, net of accumulated amortization of $239,729 (May 31, 2003 - $233,003)	**159,434**	145,876
Fund management contracts	**432,582**	432,582
Goodwill	**329,680**	329,680
Other assets	**3,275**	3,096
	1,060,748	1,025,650
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**51,413**	42,014
Stock-based compensation	**40,386**	31,223
Current portion of long-term debt	**32,542**	24,000
Total current liabilities	**124,341**	97,237
Deferred lease inducements	**3,088**	3,213
Long-term debt	**109,458**	120,000
Future income taxes	**176,992**	169,653
Total liabilities	**413,879**	390,103
Minority interest	**1,289**	2,822
Shareholders' equity		
Share capital *[note 2]*	**934,654**	938,657
Deficit	**(289,074)**	(305,932)
Total shareholders' equity	**645,580**	632,725
	1,060,748	1,025,650

(see accompanying notes)

1. ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited interim consolidated financial statements conform with those presented in CI Fund Management Inc.'s May 31, 2003 audited annual consolidated financial statements except for the following:

a) Effective June 1, 2003, CI revised its accounting estimate for the period of amortization of deferred sales commissions from 36 months to 84 months. The revised estimate period has been determined by management to be consistent with the period over which CI currently benefits from the sales commissions paid.

2. SHARE CAPITAL

a) a summary of the changes to CI's share capital is as follows:

	Common Shares (thousands)	Amount ($ thousands)
May 31, 2003	235,526	938,657
Exercise of stock options	7	101
Share repurchase	(1,030)	(4,104)
August 31, 2003	234,503	934,654

b) a summary of changes in the incentive stock option plan is as follows:

	Number of Options (thousands)	Weighted average exercise price ($)
May 31, 2003	10,072	8.27
Options exercised	(322)	4.59
Options cancelled	(9)	11.27
August 31, 2003	9,741	8.39

Options outstanding and exercisable as at August 31, 2003 are as follows:

Exercise price ($)	Number of options outstanding (thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (thousands)
3.63	44	0.6	44
3.78	70	0.2	70
4.00	964	1.4	964
4.15	20	1.4	20
4.51	1,260	2.1	482
4.73	1,086	2.1	306
4.78	529	1.6	226
7.78	60	2.4	30
10.51	1,928	4.6	—
11.00	1,197	2.6	597
11.27	1,250	3.6	312
12.01	1,333	3.7	445
3.63 to 12.01	9,741	3.0	3,496

c) Under a normal course issuer bid, CI repurchased to August 31, 2003, 1,029,700 common shares at an average price of $11.54 per share for total consideration of $11,879,830.

d) The weighted average number of shares outstanding for the three month periods ended August 31 were:

(thousands)	2003	2002
Basic	234,660	196,508
Diluted	234,660	201,403

During the three month period ended August 31, 2002, stock options were share-settled and the diluted earnings per share were calculated using the treasury stock method. On April 9, 2003, CI introduced a cash settlement alternative to its stock option plan. For the three month period ended August 31, 2003, there is no dilutive effect as CI accounts for its stock options as a liability.

e) On October 8, 2003, the Board of Directors declared a cash dividend of $0.10 per share payable on December 15, 2003 to shareholders of record on December 1, 2003.

3. BUSINESS ACQUISITIONS

On August 21, 2003, CI entered into an agreement to acquire Skylon Capital Corp., manager of the VentureLink Group of Funds and a series of retail structured products. As consideration, CI has agreed to pay approximately $15.5 million in cash and 1,225,296 common shares of CI. The transaction is scheduled to close in October 2003.

On August 22, 2003, CI entered into a purchase agreement to acquire Synergy Asset Management Inc., manager of the Synergy mutual funds. As consideration, CI has agreed to pay $94.3 million in cash and 1,655,874 common shares of CI. The transaction is scheduled to close in October 2003.

Also on August 22, 2003, CI entered into an arrangement agreement to acquire the Canadian operations of Assante Corporation, consisting of an investment management business and a network of financial advisers. As consideration, CI has agreed to pay $274.6 million in cash and 42,622,951 common shares of CI. The transaction is scheduled to close in November 2003.

In conjunction with the above three transactions, Sun Life Assurance Company of Canada has agreed to subscribe for 21,625,697 common shares of CI from treasury in order to maintain its proportionate share of ownership in CI. CI will use the proceeds to help fund the cash portion of the above acquisitions.

This First Quarter Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7 www.cifunds.com